UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

YAK COMMUNICATIONS INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

984208 20 7

(CUSIP Number)

Anthony Lacavera

Chief Executive Officer

Globalive Communications Corp.

60 Adelaide Street East, 6th Floor

Toronto, Ontario M5C 3E4 Canada

(416) 640-1088

With a Copy to:

Kevin K. Rooney, Esq.

Michael F. Hayden, Esq.

Hayden Bergman Rooney,

Professional Corporation

150 Post Street, Suite 650

San Francisco, CA 94108

(415) 692-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984208 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Globalive Communications Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only:

4.	Source of Funds (See Instructions)

WC and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Province of Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

12,112,920
8. Shared Voting Power

None
9. Sole Dispositive Power

12,112,920
10. Shared Dispositive Power

None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,112,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A
13.	Percent of Class Represented by Amount in Row (11)

93%*
14.	Type of Reporting Person (See Instructions)

CO

*	Based on 12,965,250 shares of common stock of Yak Communications Inc. issued and outstanding as of November 6, 2006.

CUSIP No. 984208 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Yakquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only:

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

12,112,920
8. Shared Voting Power

None
9. Sole Dispositive Power

12,112,920
10. Shared Dispositive Power

None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,112,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A
13.	Percent of Class Represented by Amount in Row (11)

93%*
14.	Type of Reporting Person (See Instructions)

CO

*	Based on 12,965,250 shares of common stock of Yak Communications Inc. issued and outstanding as of November 6, 2006.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on October 2, 2006 (the “Schedule 13D”) by Globalive Communications Corp. (“Globalive”) in connection with the offer by Yacquisition Corp., a wholly-owned subsidiary of Globalive, to purchase all of the outstanding shares (the “Shares”) of common stock of Yak Communications Inc. at a purchase price of $5.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2006, as amended (the “Offer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information reported on the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“This Statement is filed by Globalive Communications Corp., a Nova Scotia unlimited liability company (“Globalive”), and by Yakquisition Corp., a Delaware corporation and wholly-owned subsidiary of Globalive (the “Offeror”). Globalive’s and the Offeror’s principal place of business and office address is 60 Adelaide Street East, 6th Floor, Toronto, Ontario M5C 3E4 Canada.

Neither Globalive nor the Offeror, nor, to their knowledge, any person listed on Schedule I of the Schedule 13D has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(a) and (b) The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Monday, October 30, 2006. On October 31, 2006, the Offeror extended the offering period, which expired at 12:00 noon, New York City time, on Monday, November 6, 2006. The depository for the Offer, Mellon Investor Services LLC, has advised Globalive and the Offeror that, as of 12:00 noon, New York City time, on November 6, 2006, an aggregate of 12,112,920 Shares had been tendered and not withdrawn from the Offer (including 23,279 Shares tendered by guaranteed delivery), or approximately 93% of the outstanding Shares. On November 6, 2006, the Offeror accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the extended offering period for the Offer.

(c) Except for (i) the execution and delivery of the Support and Exchange Agreements, the Merger Agreement and the Amendment Agreement (as defined below), no transactions in the Shares were effected by Globalive, the Offeror or, to their knowledge, any person listed in Schedule I to the Schedule 13D, during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

References to, and description of, the Merger Agreement, the Support and Exchange Agreement and the Amendment Agreement, dated October 30, 2006, by and among Globalive, Offeror and the Company amending the Merger Agreement (the “Amendment Agreement”), as set forth herein are not intended to be complete and are qualified in their entirety by reference to the copy of the Merger Agreement, the form of Support and Exchange Agreement, and the copy of the Amendment Agreement, respectively, as filed herewith as Exhibits 3, 4 and 5, by reference to their filing as Exhibits 2.1 and 4.1 to the Current Report on Form 8-K filed by the Company on September 22, 2006 and Exhibit (d)(5) to the Schedule TO-T/A filed by Globalive and the Offeror on October 31, 2006.”

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

“Exhibit 5: Amendment Agreement, dated October 30, 2006, among Globalive, Offeror and the Company (incorporated herein by reference to Exhibit (d)(5) to Globalive’s and the Offeror’s Schedule TO-T/A dated October 31, 2006).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Date: November 7, 2006

GLOBALIVE COMMUNICATION CORP.

By:	/s/ Anthony Lacavera
Name:	Anthony Lacavera
Title:	Chief Executive Officer

YAKQUISITION CORP.

By:	/s/ Anthony Lacavera
Name:	Anthony Lacavera
Title:	Chief Executive Officer

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Amendment No. 1 to the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, no par value per share, of Yak Communications Inc. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 7, 2006

GLOBALIVE COMMUNICATION CORP.

By:	/s/ Anthony Lacavera
Name:	Anthony Lacavera
Title:	Chief Executive Officer

YAKQUISITION CORP.

By:	/s/ Anthony Lacavera
Name:	Anthony Lacavera
Title:	Chief Executive Officer